

Mail Stop 3233

March 8, 2018

<u>Via E-Mail</u>
Todd Molz
Oaktree Fund Advisors, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Real Estate Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 14, 2018**
> **File No. 333-223022**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Net Asset Value Calculation and Valuation Guidelines

Valuation of Investments

Consolidated Properties, page 167

1. We note your disclosure on page 168 that your Advisor will update the valuations of your properties for each month in which you do not receive an appraisal report from a third-party appraiser or your independent valuation advisor and that your independent valuation advisor will provide a review and confirmation of reasonableness of such valuations. We also note other instances in which the independent valuation advisor will provide a confirmation of reasonableness with respect to valuations prepared by your Advisor, such as on page 171. Please tell us the scope of review to be conducted by the independent valuation advisor and the manner in which the confirmation of reasonableness will be presented to the Adviser. Please also tell us whether the independent valuation advisor will provide a third party written consent specifically referencing the delivery of confirmations of reasonableness in future filings disclosing your NAV. Please see Rule 436(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Andrew R. Keller, Esq. (Via E-Mail)
        Simpson Thacher & Bartlett LLP